

February 25, 2011

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

     Re: **Redwood Mortgage Investors VII, a California Limited Partnership**
             Form 10-K for the year ended December 31, 2009
             File No. 0-19992

Dear Mr. Burwell:

     We have completed our review of the above referenced filing and have no further comments at this time.

                         Sincerely,

                         Jessica Barberich
                         Assistant Chief Accountant